SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------


                          CAPITAL REALTY INVESTORS, LTD
                            (Name of Subject Company)

                     C.R.I., Inc., Managing General Partner
                      (Name of Person(s) Filing Statement)

                                   -----------

                        Units of Limited Partner Interest
                         (Title of Class of Securities)

                                 Not applicable
                      (CUSIP Number of Class of Securities)

                                   -----------

                         Melissa Lackey, General Counsel
                                  C.R.I., Inc.
                              11200 Rockville Pike
                               Rockville. MD 20852
                                 (301) 231-0255
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

     ___  Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer.




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
ITEM 1. SUBJECT COMPANY INFORMATION.
        ---------------------------

     The name, address and telephone number of the subject company are as follows:

         Capital Realty Investors, Ltd.
         c/o C.R.I., Inc., Managing General Partner
         11200 Rockville Pike
         Rockville, Maryland 20852
         (301) 468-9200

     The title and number of the class of equity securities to which this Statement relates are 24,757 outstanding units of Limited Partner Interest.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
        ----------------------------------------

     The name, address and telephone number of the filing person are as follows:

         C.R.I., Inc., Managing General Partner
         11200 Rockville Pike
         Rockville, Maryland 20852
         (301) 468-9200

     The filing person is an affiliate of the subject company. C.R.I., Inc. holds a 0.01% General Partner Interest in the Partnership and serves as its Managing General Partner.

     The Statement relates to the tender offer initiated on or about May 9, 2002 for up to two thousand four hundred seventy five (2,475) of the outstanding units of Limited Partner Interest in the subject company at $75 per unit of Limited Partner Interest by:

         Equity Resource Lexington Fund Limited Partnership
         c/o Equity Resources Group, Inc.
         44 Brattle Street
         Cambridge, Massachusetts 02138

The tender offeror will hereinafter be referred to as Equity Resources.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
        --------------------------------------------------------

     There are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the filing person or its affiliates and (i) the subject company, its executive officers, directors or affiliates, other than a Partnership Management Agreement between CRICO Management Corporation, an affiliate of the filing person, and the subject company (as to which there is no conflict of interest because the current tender offer applies only to Limited Partner Interests and does not purport to affect management of the subject company), or (ii) Equity Resources, its executive officers, directors or affiliates. On May 9, 2002, Equity Resources initiated a registered tender offer to purchase 2,475 units at a price of $75 per unit. Equity Resources and its affiliates have stated that they have purchased 689 units in the subject company for $75 per unit during the past




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
twelve months. Currently, Equity Resources and affiliates are believed to own 2,340 units, or approximately 9.5% of the outstanding units. Since 1988, various affiliates of Equity Resources have engaged in conversations and correspondence with the filing person and various of its affiliates with regard to their ownership of interests in the subject company and other CRI-sponsored partnerships.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
        ----------------------------------

     This Statement relates to the recommendation of the filing person, in its capacity as Managing General Partner of the subject company, with respect to the Equity Resources tender offer.

     The filing person is advising holders of the subject securities to reject the tender offer because it views the offer price as inadequate, as discussed below:

     As of March 31, 2002, the subject company maintained the sum of $3,376,697 in cash and cash equivalents. Dividing the remaining cash among the 24,757 units of Limited Partner interest in the subject company results in a current cash value of $136.39 per unit, nearly double the Equity Resources tender offer price.

     The filing person, as Managing General Partner, attempts to maximize the value of the Partnership by evaluating each of the apartment complexes owned by the Local Partnerships in which it remains invested ("Local Partnerships") and determining the optimum use of the cash reserves. The subject company ("CRI, Ltd.") currently intends to use its cash reserves to pay off the purchase money note secured by its interests in the Shangri-La Local Partnership, which owns the Shallowford Oaks property. This allocation of the cash reserves will help preserve CRI, Ltd.'s interest in the Local Partnership.

     The filing person also believes the Equity Resources offer price to be inadequate because, in addition to the subject company's $3,376,697 cash reserves, additional value exists in its interests in the properties owned by Local Partnerships. The subject company is not in the practice of valuing its limited partner interests in the Local Partnerships and has not engaged any financial advisor to evaluate the terms of the Equity Resources offer or to determine the value of the units. Most of the properties owned by the Local Partnerships have not been appraised for many years. However, the filing person is of the view that the subject company has equity in the 15 Local Partnerships in which it holds interests. For example, the property owned by the Sencit Baltic Associates Local Partnership is currently under contract for sale. Although there can be no assurance that the sale will be consummated in June 2002 as currently anticipated, the successful closing should produce approximately $1,385,000 in net proceeds to CRI, Ltd., or approximately $55 per investment unit. The cash reserves, combined with the estimated proceeds from the sale of Baltic Plaza are more than double the Equity Resources tender offer. This value does not include potential equity in the other 14 properties in which CRI, Ltd. retains an interest. Due to the amount of the subject company's cash reserves and the opportunity to use those funds to increase the value of the subject company by dealing with the remaining purchase money note obligation, as discussed above, the filing person regards appraisals or an independent fairness opinion as not essential to substantiate its recommendation to reject the Equity Resources tender offer as inadequate in price.

     The subject company's balance sheet, as of March 31, 2002, also shows liabilities in excess of $1,727,600 associated with the purchase money notes secured by its limited partner interests in the Shangri-La Local Partnership (Shallowford Oaks). The subject company intends to pay these liabilities in full during 2002.

     The filing person's recommendation to reject the Equity Resources tender offer assumes that the Limited Partners wish to hold their interests for long term appreciation. However, there can be no assurance that the properties owned by the Local Partnerships will appreciate in value. Also, regardless of whether Limited Partners choose to accept the tender offer or not, they will be allocated their proportional share of Section 1231 capital gain for tax purposes in connection with sale of the Baltic Plaza property, estimated to be $210 per unit of Limited Partner Interest. The tax liability on the capital gain may exceed the cash distribution made by the subject company for the year, resulting in out-of-pocket liabilities for taxes. Furthermore, Limited Partners who choose to tender their units may also incur capital gains taxes in excess of the tender amount. In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in the subject company. Although several secondary market services exist, activity has been limited and sporadic. The most recent transfers of which the subject company is aware were for prices equal to or slightly higher than the current tender offer by Equity Resources.

     Neither the filing person nor, to its knowledge after making reasonable inquiry, any executive officer, director or affiliate of the filing person, currently holds any Limited Partner interest that is subject to the tender offer. Thus, no such person could intend to tender, sell or hold subject securities that are held of record or beneficially owned by that person.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
        ------------------------------------------------------

     No persons or classes of persons have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
        ---------------------------------------------

     Neither the filing person, nor any person within the scope of the instructions to Item 1008(b) of Regulation M-A, engaged in any transaction in the subject securities in the past 60 days.

     There is no established market for the purchase and sale of Limited Partner units in the subject company, although several secondary market services exist. In 2001 and 2002 three unregistered tender offers were made for units of Limited Partner interest in the subject company, for prices of $37, $60 and $81 per unit (less the $100 transfer fee per transaction). In addition, Equity Resources made a registered tender offer of $75 per unit (less the $100 transfer fee per transaction) in September 2001.




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
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
        --------------------------------------------------

     The subject company is not undertaking or engaged in any negotiations in response to the tender offer that relate to:

     1. A tender offer or other acquisition of the subject company's securities by C.R.I., Inc., any of its affiliates, or any other person; or
     2.   A.   Any extraordinary transaction such as a merger, reorganization or
               liquidation,   involving  the  subject   company  (which  has  no
               subsidiaries);
          1.   Any purchase,  sale or transfe of a material  amount of assets of the subject company;

          2. Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.


ITEM 8. ADDITIONAL INFORMATION.
        ----------------------

     There is no additional material information necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 9. EXHIBITS.
        --------

     Exhibit A attached hereto is a letter dated May 20, 2002, by the filing person to the holders of units of Limited Partner Interest of the subject company, recommending against acceptance of the Equity Resources tender offer.

                                    SIGNATURE
                                    ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CAPITAL REALTY INVESTORS, LTD.
                                By:   C.R.I., Inc.
                                Its:  Managing General Partner


                                      By: /s/ William B. Dockser
                                         -------------------------------------
                                         Name:   William B. Dockser
                                         Title:  Director, Chairman of the
                                                 Board and Treasurer
                                                 (Principal Executive Officer)
                                         Date:   May 20, 2002

                                                                      EXHIBIT A
                                                                    Page 1 of 3



                         CAPITAL REALTY INVESTORS, LTD.
                              11200 ROCKVILLE PIKE
                               ROCKVILLE, MD 20852


                                  May 20, 2002


     Re: Recommendation to REJECT the $75 per Unit Tender Offer by Equity Resource Lexington Fund to Purchase up to 2,475 Units of CRI, Ltd. Limited Partner Interest

Dear Limited Partner:

     C.R.I., Inc. ("CRI"), as Managing General Partner of Capital Realty Investors, Ltd. ("CRI, Ltd." or the "Partnership"), recommends that Limited Partners REJECT the recent tender offer by Equity Resource Lexington Fund ("Equity Resource") to buy 2,475 units of Limited Partner Interest in CRI, Ltd. for seventy five dollars ($75) per unit, because CRI HAS CONCLUDED THAT THE EQUITY RESOURCE TENDER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE LIMITED PARTNERS.

     According to the Equity Resource offer, dated May 9, 2002, Equity Resource desires to purchase up to ten percent (10%) of the outstanding Limited Partner units in CRI, Ltd. for $75 per unit (less the amount of any distributions declared or paid by CRI, Ltd. with regard to the units after May 10, 2002, and less a $100 transfer fee per transaction).

     As of March 31, 2002 CRI, Ltd. maintained the sum of $3,376,697 in cash and cash equivalents. DIVIDING THE CASH BALANCE AMONG THE 24,757 UNITS OF LIMITED PARTNER INTEREST IN CRI, LTD. RESULTS IN A CURRENT CASH VALUE OF APPROXIMATELY $136.00 PER UNIT, NEARLY DOUBLE THE AMOUNT OF THE EQUITY RESOURCE OFFER PRICE.

     CRI attempts to maximize the value of the Partnership by evaluating each of the apartment complexes owned by the Local Partnerships in which it remains invested ("Local Partnerships") and determining the optimum use of the cash reserves. CRI, Ltd. currently intends to use its cash reserves to pay off the purchase money note secured by its interests in the Shangri-La Local Partnership, which owns the Shallowford Oaks property. This allocation of the cash reserves will preserve CRI, Ltd.'s interest in the Local Partnership.

     CRI also believes the Equity Resource offer price to be inadequate because, in addition to CRI, Ltd.'s $3,376,697 in cash reserves, additional value exists in its interests in the properties owned by Local Partnerships. CRI, Ltd. is not in the practice of valuing its limited partner interests in the Local Partnerships and has not

                                                                      EXHIBIT A
                                                                    Page 2 of 3




engaged any financial advisor to evaluate the terms of the Equity Resource offer or to determine the value of the units. Most of the properties owned by the Local Partnerships have not been appraised for many years. However, CRI is of the view that CRI, Ltd. has equity in the 15 Local Partnerships in which it holds interests. For example, the property owned by the Sencit Baltic Associates Local Partnership is currently under contract for sale. Although there can be no assurance that the sale will be consummated in June 2002 as currently anticipated, the successful closing should produce approximately $1,385,000 in net proceeds to CRI, Ltd., or approximately $55 per investment unit. The cash reserves, combined with the estimated proceeds from the sale of Baltic Plaza are more than double the Equity Resources tender offer. This value does not include potential equity in the other 14 properties in which CRI, Ltd. retains an interest. Due to the amount of CRI, Ltd.'s cash reserves and the opportunity to use those funds to increase the value of CRI, Ltd, by dealing with the one remaining purchase money note obligation, as discussed above, CRI regards appraisals or an independent fairness opinion as not essential to substantiate its recommendation to reject the Equity Resource tender offer as inadequate in price.

     CRI, Ltd.'s balance sheet also shows liabilities in excess of $1,727,600 associated with a non-recourse purchase money note secured by its limited partner interests in the Shangri-La Local Partnership (Shallowford Oaks). CRI, Ltd. intends to pay these liabilities in full during 2002.

     CRI's recommendation to reject the Equity Resource tender offer assumes that the Limited Partners wish to hold their interests for long term appreciation. However, there can be no assurance that the properties owned by the Local Partnerships will appreciate in value. Also, regardless of whether Limited Partners choose to accept the tender offer or not, they will be allocated a portion of the capital gain on sale in connection with the sale of the property owned by Sencit Baltic. The tax liability, estimated to be approximately $210 per investment, may exceed any cash distributions from CRI, Ltd. for the year, resulting in out-of-pocket liabilities for taxes. Further, Limited Partners who choose to tender their units may additionally incur capital gains taxes in excess of the tender amount. In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in CRI, Ltd. Although several secondary market services exist, activity has been limited and sporadic. The most recent transfers of which CRI, Ltd. is aware were for prices equal to or slightly higher than Equity Resource's current tender offer.

     The Equity Resource tender offer applies only to acquisitions of Limited Partner units in CRI, Ltd. The offeror has represented that it does not presently intend to acquire any General Partner interests or to change management of CRI, Ltd. CRI, as Managing General Partner of CRI, Ltd., receives annual fees for its services, as well as expense reimbursement. The tender offer does not purport to change the economic proceeds of CRI's interest in CRI, Ltd. Neither CRI, Ltd., CRI,

                                                                      EXHIBIT A
                                                                    Page 3 of 3


CRI, Ltd.'s individual General Partners, nor any of their respective affiliates, are parties to the Equity Resource offer or own any units subject to the tender offer.

     As with any contemplated sale, CRI recommends that Limited Partners carefully review the offer and the Partnership's publicly available reports and consult with their own tax or financial advisors to determine the consequences of acceptance or rejection of the proposed tender offer. Although Equity
Resource's tender offer materials address certain tax consequences of the proposed transaction, each Limited Partner's situation is unique, so consultation with personal advisors may be helpful.

     If a Limited Partner elects not to accept Equity Resource's tender offer, no action is required.

     LIMITED PARTNERS MAY RECEIVE ADDITIONAL TENDER OFFERS OR SO-CALLED MINI-TENDER OFFERS (FOR A SMALLER NUMBER OF UNITS) FROM TIME TO TIME. CRI URGES YOU TO REVIEW THIS LETTER, AS WELL AS OTHER REPORTS AND COMMUNICATIONS FROM THE PARTNERSHIP, BEFORE MAKING A DECISION WHETHER OR NOT TO TENDER YOUR UNITS.

     Please feel free to call our Investment Communications Department at 1-301-468-9200 or 1-800-678-1116 for assistance in any CRI, Ltd. matter.

Sincerely,

CAPITAL REALTY INVESTORS, LTD.
By:  C.R.I., Inc.
Its: Managing General Partner


By:  ____________________________        By:  ______________________________
     William B. Dockser, Chairman             H. William Willoughby,
                                              President